UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006	Commission File Number: 0-17227

ABER DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED as of the 12th day of May, 2006.

ABER DIAMOND CORPORATION (Registrant)
By:	/s/ LYLE R. HEPBURN Name: Lyle R. Hepburn Title: Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
1	Notice of Annual Meeting and Management Proxy Circular of Aber Diamond Corporation dated April 17, 2006.
2	Proxy solicited by Management and the Board of Directors of Aber Diamond Corporation.
3	Annual Request Form in accordance with National Instrument 51-102 regarding Supplemental Mailing List for Aber Diamond Corporation.
4	2005-2006 Annual Report of Aber Diamond Corporation to its Shareholders.
5	Confirmation of mailing issued by CIBC Mellon Trust Company regarding the delivery of annual meeting materials to registered shareholders of Aber Diamond Corporation.